UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
Commission File No. 0-15956

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR
For Period Ended: December 31, 2008
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A
PART I — REGISTRANT INFORMATION
Bank of Granite Corporation
Full Name of Registrant
Not Applicable
Former Name if Applicable
23 North Main Street
Address of Principal Executive Office (Street and Number)
Granite Falls, North Carolina 28630
City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to
Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Bank of Granite Corporation (the “Company”) is unable, without unreasonable effort or expense, to file timely its Annual Report on Form 10-K for the year ended December 31, 2008 because of the following:

The Company has concluded it will record additional charges to its operating results that will increase the losses it previously reported for the fourth quarter and year ended December 31, 2008. Management’s determination of the amount of the additional charges requires an evaluation of the Company’s ability to realize previously recorded deferred tax assets, which is ongoing. Extra time is needed to finalize the amount of these charges. The Company will file its Annual Report on Form 10-K as promptly as practicable and is presently unaware of any circumstances that would prevent it from filing its Form 10-K on or before the 15th calendar day following the due date.

PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Kirby A. Tyndall	(828)	496-2026

(Name)	(Area Code)	(Telephone Number)
(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company issued a release of financial results for the fourth quarter and full-year on January 30, 2009. Since that time, in connection with the preparation, review, and audit of its financial statements, the Company concluded that it expects to record additional charges of approximately $26 million to its operating results that will increase the losses it previously reported for the fourth quarter and year ended December 31, 2008. The final results of goodwill impairment testing indicated that the estimated fair value of the banking franchise was less than its book value, which the Company estimates will require a noncash charge of approximately $11 million. The evaluation of the Company’s ability to realize previously recorded deferred tax assets, while ongoing, is estimated to result in a charge of approximately $13 million. Securities mark-to-market adjustments on certain investments and certain other accounting adjustments are expected to result in $2 million in additional charges. The Company projects that it will remain adequately capitalized. The Company believes these revisions only relate to its fourth quarter and annual results for 2008 and are not expected to affect any financial statements it previously filed with the Securities and Exchange Commission for any period, and therefore, those previous reports may continue to be relied upon as filed. Inclusive of these charges, the Company expects a net loss of $35.8 million for the quarter and $37.8 million for the year. The foregoing results are estimated and are subject to change.

Forward-Looking Statements

The discussions included in this document contain statements that may be deemed forward looking statements within the meaning of the Private Securities Litigation Act of 1995, including Section 21E of the Securities Exchange Act of 1934 and Section 27A of the Securities Act of 1933. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from these statements. For the purposes of these discussions, any statements that are not statements of historical fact may be deemed to be forward looking statements. Such statements are often characterized by the use of qualifying words such as “expects,” “anticipates,” “believes,” “estimates,” “plans,” “projects,” or other statements concerning opinions or judgments of the Company and its management about future events, and include statements regarding the Company’s expectations regarding amounts to be included in its financial statements and results and the completion of and the timing of the filing of its Annual Report on Form 10-K. The accuracy of such forward looking statements could be affected by certain factors, including but not limited to, the availability of capital and personnel, general economic conditions, and the results of application of accounting principles to the Company’s financial results. For additional factors that could affect the matters discussed in forward looking statements, see the “Risk Factors” section of the Company’s most recent Annual Report on Form 10-K/A filed with the Securities and Exchange Commission.

Bank of Granite Corporation
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 16, 2009	By: /s/ Kirby A. Tyndall
Kirby A. Tyndall Secretary, Treasurer and Chief Financial Officer